Exhibit 99.7
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Refining & Marketing Appointments
Paris — March 23, 2006 — Total announces the following Refining & Marketing appointments, effective April 3:
•	Alain Grémillet is appointed Corporate Secretary.

Alain Grémillet, 59, joined Total in 1972. He held a variety of sales, research and marketing positions in Refining & Marketing before being appointed President of Totalgaz in 1993, then Vice President, Strategy for Refining & Marketing. In 2002, he was named Vice President, Specialties, a position he held until this latest appointment.

•	Francis Jan succeeds Alain Grémillets as Vice President, Specialties.

Francis Jan, 50, joined Total in 1980. He held a variety of sales, supply chain and marketing positions in Refining & Marketing before being appointed Vice President, Retail Network in 1997, then Vice President, West Africa for Refining & Marketing in 2000. In 2002, he was named President of Totalgaz, a position he held until this latest appointment.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com.